Exhibit 99.1

Jayud Global Logistics Announces Receipt of Nasdaq Notification Letter Regarding Minimum Bid Price Deficiency

SHENZHEN, China, June 07, 2024 (GLOBE NEWSWIRE) --  Jayud Global Logistics Limited (NASDAQ: JYD) (“Jayud” or the “Company”), a leading end-to-end supply chain solution provider based in Shenzhen, specializing in cross-border logistics, today announced that it received a delinquency notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on June 6, 2024 indicating that the Company is not currently in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rules for continued listing on the Nasdaq Capital Market, as the closing bid price for the Company’s ordinary shares listed on the Nasdaq Capital Market was below $1.00 per share for 30 consecutive business days. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The Notice provides that the Company has a period of 180 calendar days from the date of the Notice, or until December 3, 2024, to regain compliance with the minimum bid price requirement.

The receipt of the Notice has no immediate effect on the Company’s business operations or the listing of the Company’s ordinary shares, which will continue to trade uninterrupted on the Nasdaq under the ticker “JYD.” Pursuant to the Notice, the Company has until December 3, 2024 to regain compliance with the minimum bid price requirement, during which time the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market. If at any time before December 3, 2024, the bid price of the Company’s ordinary shares closes at or above $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance to the Company.

In the event that the Company does not regain compliance by December 3, 2024, the Company may be eligible for additional time to regain compliance . To qualify, the Company would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, except for the minimum bid price requirement. In addition, the Company would be required to notify Nasdaq of its intent to cure the deficiency during the second compliance period.

About Jayud Global Logistics Limited

Jayud Global Logistics Limited is one of the leading Shenzhen-based end-to-end supply chain solution providers in China, focusing on cross-border logistics services. Headquartered in Shenzhen, the Company benefits from the unique geographical advantages of providing a high degree of support for ocean, air, and overland logistics. The Company has established a global operation nexus featuring logistic facilities throughout major transportation hubs in China and globally, with footprints in 12 provinces in Mainland China and 16 countries across six continents. Jayud offers a comprehensive range of cross-border supply chain solution services, including freight forwarding, supply chain management, and other value-added services. With its strong service capabilities and research and development capabilities in proprietary IT systems, the Company provides customized and efficient logistics solutions and develops long-standing customer relationships. For more information, please visit the Company’s website: https://ir.jayud.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Jayud Global Logistics Limited
Investor Relations Department
Email: ir@jayud.com

Investor Relations Contact:

Matthew Abenante, IRC
President
Strategic Investor Relations, LLC
Tel: 347-947-2093
Email: matthew@strategic-ir.com